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March 21, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on March 21, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /csw/
Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

dlw 3/23



PRESS RELEASE

Wolters Kluwer's New Corporate Branding

Accelerates the Company's Strategy and Vision to be

The Professional's First Choice

Amsterdam (March 21, 2005) – Wolters Kluwer, one of the world's leading publishers and providers of information products and services, introduced today the new corporate branding for all of its operations with the publication of the Wolters Kluwer 2004 Annual Report in print and online.

The publication of the 2004 Annual Report (www.wolterskluwer.com/2004annualreport) marks the official launch of the new corporate branding, visualized by the new icon and house style. The Company's strategy focuses on a strong foundation for delivering sustainable growth and profitability going forward. With strengthened customer relations and integration of its operating units, the Company will continue to lay the basis for growth, as communicated in the Message from the Chairman, and the Report of the Executive Board over 2004, included in the Wolters Kluwer 2004 Annual Report.

Nancy McKinstry, CEO and Chairman of the Executive Board, comments: "Wolters Kluwer is in the business of providing *Content in Context*. This means we understand the nature of all our customers' work and deliver products and services to make that work more productive and effective. Each of our strong brands represents this, and by combining our strength under the strong Wolters Kluwer umbrella, we will be even more visible to all our customers as their partners in innovation. Our new branding is consistent with our vision to always be *The Professional's First Choice* in each of our markets and market segments."

Content in Context

The new branding strengthens the integration of Wolters Kluwer business units and helps establish a common Wolters Kluwer culture. The brand strategy will broaden visibility for Wolters Kluwer and its strong brands. Wolters Kluwer will rationalize the brand portfolios, and will put more strength behind fewer but stronger brands.

The new visual icon that Wolters Kluwer and all its operating units will adopt as from March 21, represents *Content in Context*, reflecting Wolters Kluwer's strongest attributes: high quality content in the professional's context; diversity of customers, products, services, tools, organization, and employee force; and innovative and technologically forward-looking solutions. The new branding strategy and visual design was developed together with Landor Associates, the world's most accomplished and internationally recognized branding and design consultancy, and Helios Consulting Group.

Kluwer launches first new customer-facing website

The first customer-facing website that uses the new branding and house style is launched on March 21, www.kluwer.nl. This website for Kluwer, the Dutch-based highly respected brand that provides legal, tax, financial, governmental, and management information, offers a completely renewed online access to information for professionals. The site gives customers over 250 online publications, free access to news, intelligent tools, and an online shop with over 4,000 top Kluwer products.

Over the coming months, all of Wolters Kluwer's products, websites and collateral will implement the new global branding and house style.



The Wolters Kluwer 2004 Annual Report further includes a company profile, message from the Chairman, reports of the Executive Board and Supervisory Board, business overview, customer testimonials, financial statements, information on the adoption of the Dutch Corporate Governance Code, remuneration report, an appendix on the adoption of International Financial Reporting Standards, and more.

The Wolters Kluwer 2004 Annual Report is available online, on CD-ROM, and in print (English and Dutch). Please visit www.wolterskluwer.com/2004annualreport or order a copy at info@wolterskluwer.com

For media: a media kit with downloadable files, images and photographs can be ordered at info@wolterskluwer.com.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com